May 2, 2012

VIA EDGAR SUBMISSION AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Kathleen Collins

Ms. Melissa Kindelan

Re: Allscripts Healthcare Solutions, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 000-32085

This letter is submitted with respect to Allscripts Healthcare Solutions, Inc.’s (“Allscripts” or the “Company”) response to the comment letter dated April 20, 2012 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contract Backlog, page 68

1.	We note your disclosures regarding committed contract backlog. We further note that in your February 16, 2012 earnings call you provided additional backlog information, which included a breakdown of backlog by type of revenue with a brief explanation of the fluctuation for each, period over period. This appears to be useful information for investors to better understand trends in the nature of contracts that have been awarded and the type of revenue to be earned in future periods, as well as any changes in the business. Please tell us whether you considered expanding your backlog disclosures to incorporate the information provided in your earnings call. We refer you to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response -

The Company will revise its disclosure of contract backlog within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in future periodic SEC filings to include a breakdown of backlog by type of revenue which will align with the presentation of revenues in the Company’s Consolidated Statement of Operations. The contract backlog disclosure in

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Chicago, IL 60654

MD&A will also include a discussion of the significant fluctuations over prior period amounts for each component of backlog presented. In addition, the backlog information and related discussion provided in future earnings calls will also be consistent with the revised backlog disclosures included in MD&A.

As of March 31, 2012, December 31, 2011 and March 31, 2011, we had a committed contract backlog of $2.9 billion, $2.9 billion and $2.7 billion, respectively. A summary of contract backlog by revenue category is as follows:

	As of March 31, 2012	As of December 31, 2011	As of March 31, 2011	% Change from March 31, 2012
(Dollar amounts in millions)				December 31, 2011	March 31, 2011
Contract backlog:
System sales	$126	$136	$131	(7.4%)	(3.8%)
Professional services	375	393	322	(4.6%)	16.5%
Maintenance	853	833	758	2.4%	12.5%
Transaction processing and other	1,509	1,492	1,494	1.1%	1.0%

Total contract backlog	$2,863	$2,854	$2,705	0.3%	5.8%

An explanation of the significant changes within our backlog will accompany the disclosure in the Company’s MD&A.

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 89

2.	We note you generate revenue from Software-as-a-Service (SaaS) and software hosting arrangements. Please tell us and expand your disclosure in future filings to describe your revenue recognition policy for such services. Tell us whether these arrangements include related set-up fees and if so, how you account for such fees. Also with regards to hosting arrangements, please tell us whether the customer has the contractual right to take possession of your software at any time and how such provision is taken into consideration when recognizing revenue. Lastly, tell us the significance of these arrangements compared to the other arrangements (i.e. EDI services) included in the “transaction processing and other” line item in your statement of operations.

Response -

The Company provides limited software solutions where the software resides on the Company’s servers (or those of a third party) and the customer does not have the contractual right to take possession of the software. The Company accounts for such arrangements as service contracts in accordance with the provisions of the multiple-element arrangements guidance in ASC 605-25 and the general revenue recognition guidance in SEC Staff Accounting Bulletin Topic 13 (“SAB 13”). Accordingly, fees related to these Software-as-a-Service (“SaaS”) arrangements are recognized ratably over the contract term beginning on the commencement date of the service. These arrangements also include professional services fees related to the implementation and set-up of our solutions and are generally billed upon contract execution and recorded as deferred revenue until the solutions are made available. The implementation and

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Chicago, IL 60654

set-up fees have not been significant in past periods (approximately $3 million in 2011) but the Company supplementally advises the Staff that its practice has been to recognize such revenues ratably over the estimated customer relationship period. The estimated length of a customer relationship period is based on our experience with customer contract renewals and consideration of the period over which such customers utilize our SaaS solutions. Revenues related to SaaS services represented approximately 13% of the Company’s “transaction processing and other” revenues for the year ended December 31, 2011.

The Company offers remote hosting services to its clients for certain of its software solutions. The hosting services are typically provided to clients that have acquired a perpetual license to the software and have contracted with the Company to host the software. The Company evaluates the appropriate revenue recognition methodology for each arrangement to determine if the arrangement is within the scope of the software revenue recognition guidance or is in substance a service arrangement. Generally, the perpetual software licenses in these arrangements provide the client with the contractual right to take possession of the software at any time during the hosting period without significant penalty. Additionally, the Company has determined that it is feasible for the client to use the software on its own equipment or contract with an unrelated third party to host the software. The hosting services are not deemed to be essential to the functionality of the software or other elements of the arrangement (i.e., our customers can take possession of the software, suspending the Company’s hosting service, without any significant diminution of the utility or value of the software). Accordingly, for such arrangements, the Company recognizes the software license revenues upon delivery assuming all other revenue recognition criteria have been met, including sufficient vendor specific objective evidence of fair value for any undelivered elements. Revenues related to the hosting services are recognized as revenue over the term of the hosting arrangement, and represented approximately 15% of the Company’s “transaction processing and other” revenues for the year ended December 31, 2011.

The Company will include the following additional disclosure within the revenue recognition policy in future filings beginning with the Quarterly Report on Form 10-Q for the three months ended March 31, 2012.

“Fees related to SaaS arrangements are recognized as revenue ratably over the contract terms beginning on the date our solutions are made available to customers. These arrangements include professional services fees related to the implementation and set-up of our solutions and are generally billed upfront and recorded as deferred revenue until our solutions are made available to the customer. The implementation and set-up fees are recognized as revenue ratably over the estimated customer relationship period. The estimated length of a customer relationship period is based on our experience with customer contract renewals and consideration of the period over which such customers utilize our SaaS solutions.

Software hosting services are provided to clients that have purchased a perpetual license to our software solutions and contracted with us to host the software. Generally, these arrangements provide the client with a contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the client to either use the software on its own equipment or to contract with an unrelated third party to host the software. Hosting services are not deemed to be essential to the functionality of the software or other elements of the arrangement; accordingly, for these arrangements, we recognize software

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Chicago, IL 60654

license revenues as system sales revenue upon delivery, assuming all other revenue recognition criteria have been met, and separately recognize fees for the hosting services as transaction processing and other revenue over the term of the hosting arrangement.”

3.	Please tell us what percentage of your revenue was derived from non-software multiple element arrangements and within those arrangements how frequently you rely on estimated selling price to allocate arrangement consideration. If significant, please provide further detail as to how you establish estimated selling price.

Response -

Revenue from non-software multiple element arrangements represents approximately 6% of total revenue for the year ended December 31, 2011. Within these arrangements, the Company’s use of estimated selling price to allocate arrangement consideration is infrequent and such arrangements are immaterial to the Company’s consolidated financial statements.

Note 19. Contingencies, page 126

4.	We note your discussion regarding the Pegasus litigation matter. Please clarify whether there is at least a reasonable possibility that losses in excess of the amounts already accrued (or not accrued) may have been incurred with regards to this matter. If there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, consider either disclosing an estimate of the additional loss or range of loss (or, if true, stating that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. In addition, tell us your consideration to also provide these disclosures for the other claims and matters referred to in Note 19. Please refer to ASC 450-20-50.

Response -

The Company has evaluated the potential exposure with respect to the Pegasus matter and concluded that, although it is at least reasonably possible that the Company may incur losses related to this matter, the estimated loss that may be incurred would be immaterial to the consolidated financial statements. Accordingly, the Company will clarify its prior disclosure and include the following revised disclosure in its Quarterly Report on Form 10-Q for the three months ended March 31, 2012. The Company will continue to evaluate the potential exposure related to the Pegasus matter in future periods.

“On September 14, 2010, Pegasus Imaging Corporation (“Pegasus”) filed a lawsuit against the Company and AllscriptsMisys, LLC in the Circuit Court of the Thirteenth Judicial Circuit of the State of Florida in and for Hillsborough County, Florida. The lawsuit also named former officers Jeffrey Amrein and John Reinhart as defendants. Prior to serving the complaint, Pegasus filed an amended complaint dropping two of the claims that had been asserted and adding two additional defendants, which are two now-defunct Florida corporations that formerly did business with the Company. The amended complaint asserts causes of action against defendants for fraudulent misrepresentations, negligent misrepresentations, and deceptive and unfair trade practices under Florida law, arising from previous business dealings between Pegasus and Advanced Imaging Concepts, Inc., a software company based in

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Louisville, Kentucky that the Company purchased in August 2003. On or about November 1, 2010, Defendants moved to transfer the case to the special court for complex business litigation that resides in Hillsborough County, Florida. The Florida Business Court granted Defendants’ motion for transfer on January 13, 2011. The Defendants also filed motions to dismiss the amended complaint on November 16, 2010 and December 6, 2010. The motions to dismiss were denied on April 1, 2011 and we have answered the complaint. Discovery in this matter is ongoing. The case is currently on the court’s September 2012 trial calendar. We believe that we have strong defensive positions in such matter, but the outcomes of patent and other intellectual property lawsuits are often uncertain.

In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to the above matter. However, the outcome of the foregoing litigation is inherently uncertain, and we may incur substantial defense costs and expenses.”

The Company has considered the potential for loss related to its other claims and matters within the framework of ASC 450-20-50 and believes that our existing disclosure within Note 19 adequately presents our conclusion in this regard.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to our responses. If you wish to discuss the foregoing at any time, or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at (312) 506-1211 or Dave Morgan at (404) 847-5980.

Very truly yours,

/s/ William J. Davis

William J. Davis

Chief Financial Officer

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Suite 2024	www.allscripts.com
Chicago, IL 60654